Christine Silverstein

Chief Financial Officer

Abeona Therapeutics Inc.
1330 Avenue of the Americas, 33rd Floor
New York, NY 10019

September 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mary Mast

Angela Connell

Re:	Abeona Therapeutics Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 18, 2019

File No. 001-15771

Ladies and Gentlemen:

Abeona Therapeutics Inc. (the “Company”) submits this letter in response to your letter dated September 17, 2019, relating to the above-referenced filing by the Company. Set forth below in italics is the comment contained in the Staff’s letter, together with the Company’s response. Capitalized terms not defined herein should be given the meaning provided in the above-referenced filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 61

1.	Refer to your response to our prior comment 1 and your disclosure in your Form 10-Q for the quarterly period ended June 30, 2019. The revised disclosure in Note 4 of the Form 10-Q relating to royalties in the low double digits to low teens does not appear to be limited to within a 10 point range. Please confirm that you will revise your future filings to disclose the royalty rate or range that does not exceed a 10 point range.

Response: In response to the Staff’s comment, we respectfully inform that we believe the disclosure in Note 4 of the Form 10-Q for the period ended June 30, 2019 is limited to within a 10 point range. The reference to “low double digits to low teens” in our disclosure indicates that “low double digits” is the low end of the range and “low teens” is the high end of the range. As such, the high and low ends of the range are within 10 points of each other. We thus respectfully request that the Staff agree with our position that further revision to our disclosure in future filings is not necessary.

1330 Avenue of the Americas – Floor 33, New York, New York 10019

Tel 1-646-813-4707 • www.abeonatherapeutics.com

If you have any questions regarding this response letter or the Form 10-K, please contact our counsel, Morgan, Lewis & Bockius LLP, by calling John J. Concannon III at (617) 951-8874.

Very truly yours,
ABEONA THERAPEUTICS INC.
By:	/s/ Christine Silverstein
Name:	Christine Silverstein
Title:	Chief Financial Officer

CC:	John J. Concannon III, Esq., Morgan, Lewis & Bockius LLP

1330 Avenue of the Americas – Floor 33, New York, New York 10019

Tel 1-646-813-4707 • www.abeonatherapeutics.com